EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB  T2P 0B4

Item 2.	Date of Material Change

June 24, 2014

Item 3.	News Release

A news release reporting the material change was issued on June 24, 2014 through the services of Marketwired.

Item 4.	Summary of Material Change

Pengrowth announced that GLJ Petroleum Consultants Ltd. (“GLJ”) provided an update of bitumen reserves and contingent resources for its Lindbergh project. The June 24, 2014 update, effective May 31, 2014, results in 19.6 million barrels (“MMbbl”) of probable reserves being reclassified to the proved (“1P”) category and an increase of 87.4 MMbbl in proved plus probable (“2P”) reserves, offset by 236,200 bbl of production in 2014 to May 31, 2014.  The reserves update is based upon existing regulatory approvals, the application for expansion of the project to 30,000 bbl/d, ongoing positive pilot performance, continued delineation drilling and additional, new 3D seismic data.

Item 5.1.	Full Description of Material Change

Pengrowth announced that GLJ has attributed 101.0 MMbbl of 1P reserves and 229.7 MMbbl of 2P reserves to its Lindbergh project. The additional proved reserves at Lindbergh represent an increase of 24 percent from December 31, 2013, while 2P reserves increased by 61 percent.

The GLJ Lindbergh report has an effective date of May 31, 2014 and results in 19.6 MMbbl of probable reserves being reclassified to the 1P category and an increase of 87.4 MMbbl in 2P reserves, offset by 236,200 bbl of production in 2014 to May 31, 2014.  The reserves update is based upon existing regulatory approvals, the application for expansion of the project to 30,000 bbl/d, ongoing positive pilot performance, continued delineation drilling and additional, new 3D seismic data.

In addition, GLJ has assigned best estimate contingent resources (2C) of 96.0 MMbbl to the Lindbergh property, as of May 31, 2014, a 41 percent decrease from December 31, 2013, reflecting the transfer of volumes from the contingent resource category to probable reserves.

As a result of the work done by GLJ, Pengrowth now estimates that the before tax net present value (NPV) of Lindbergh 2P reserves, using a 10 percent discount rate, has more than doubled, from $1.95 per share at year end, 2013 to $4.20 per share at May 31, 2014.

Reserves and Resources Summary

The following tables summarize the December 31, 2013 and updated May 31, 2014 GLJ reserve and resource estimates for the Lindbergh property. The May 31, 2014 evaluation is based on GLJ’s April 1, 2014 price forecast.

	31-Dec-2013	31-May-2014	Change	Change
Reserves	MMbbl	MMbbl	MMbbl	%
Proved (1P)	81.7	101.0	+19.3	+24
Proved Plus Probable (2P)	142.6	229.7	+87.1	+61
Proved Plus Probable Plus Possible (3P)	195.7	330.8	+135.1	+69

Contingent Resources	MMbbl	MMbbl	MMbbl	%
Low Estimate (1C)	124.1	48.0	(76.1)	(61)
Best Estimate (2C)	163.0	96.0	(67.0)	(41)
High Estimate (3C)	275.6	156.1	(119.5)	(43)

The increase in 2P reserves at Lindbergh is equivalent to 18 percent of Pengrowth’s total corporate 2P reserves reported at December 31, 2013 and 332 percent replacement of estimated 2014 production based on the mid-point of Pengrowth’s current production guidance.

Lindbergh Net Present Value Summary

The following table summarizes GLJ's estimates of net present value for Lindbergh reserves and contingent resources as at December 31, 2013 and May 31, 2014.

Before Income Tax, Discounted at 10%/Year (BTAX NPV10)

	31-Dec-2013	31-May-2014	Change
Reserves	$MM	$MM	%
Proved (1P)	749	1,194	+59
Proved Plus Probable (2P)	1,020	2,215	+117
Proved Plus Probable Plus Possible (3P)	1,255	2,800	+123

Contingent Resources	MM	MM	%
Low Estimate (1C)	238	215	(10)
Best Estimate (2C)	710	374	(47)
High Estimate (3C)	1,744	1,263	(28)

The Lindbergh 2P reserve value reported at 2013 year-end represented 20 percent of Pengrowth’s total 2P 2013 year-end reserve value of $5,148 million (BTAX NPV10) and equated to $1.95 per share (based on 522,031,117 shares outstanding at December 31, 2013). The 2P reserve value in the current Lindbergh update has more than doubled compared to the 2013 year-end estimate, representing an even larger portion of the corporate 2P reserve value and equates to $4.20 per share (based on 527,470,168 shares outstanding as at May 31, 2014).

Reserves Classification

Reserves and contingent resources included herein are stated on a company-interest basis (working interest before deduction of royalties and including any company royalty interests) unless noted otherwise. All reserve information has been prepared in accordance with National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (NI 51-101) and the Canadian Oil and Gas Evaluation Handbook (COGEH). Pengrowth’s Annual Information Form, dated February 28, 2014, which contains more detailed information relating to our reserves and resources, including a description of contingencies associated with the estimates of contingent resources, can be found on the company’s website at www.pengrowth.com and has been filed on SEDAR at www.sedar.com and as a Form 40-F on EDGAR at www.sec.gov/edgar.shtml.

Updated Independent Reserves Evaluation

The updated estimates of reserves and resources contained in this material change report are based on an independent evaluation of reserves and contingent resources attributable to the Lindbergh project effective May 31, 2014 conducted by GLJ, using the April 1, 2014 GLJ price forecast and prepared in accordance with the definitions, standards and procedures contained in COGEH and NI 51-101.

Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook.  Forward-looking statements in this material change report include, but are not limited to, Lindbergh pilot and commercial phase expectations; the status of the pilot project and commercial phases, including the status of construction, expected first steam, commissioning and production and expected cash flow growth per share in 2015. Statements relating to reserves, resources and their net present values are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through our acquisition, development and exploration activities.  Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading "Business Risks" in our most recent year-end Management's Discussion and Analysis, and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Pilot Production Results and Steam Oil Ratios

This material change report references pilot production results and steam oil ratios for the Lindbergh pilot project. These results are not necessarily reflective of long-term production results, production profiles, steam oil ratios or ultimate performance of these wells or the commercial project.

Advisory Regarding Reserves, Resources and Production Information

All amounts are stated in Canadian dollars unless otherwise specified. All reserves, resources, reserve life index, and production information herein is based upon Pengrowth’s company interest working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead, before royalties and using GLJ’s April 1, 2014 forecast prices and costs in respect of the May 31, 2014 Lindbergh reserve and resource update and using GLJ’s January 1, 2014 forecast prices and costs in respect of the December 31, 2014 Lindbergh reserve and resource estimate. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms

The estimated values of future net revenue disclosed in this material change report do not represent fair market value.

In addition, Pengrowth uses the following frequently-recurring industry terms in this material change report: “bbls” refers to barrels, “Mbbls” refers to a thousand barrels, “MMbbls” refers to a million barrels, “Mboe” refers to a thousand barrels of oil equivalent, “MMboe” refers to a million barrels of oil equivalent, “Mcf” refers to thousand cubic feet, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet.

Contingent Resource Assessments

Contingent resources are those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources are further classified in accordance with the level of certainty associated with the estimates.  Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

Lindbergh contingent resources require further delineation drilling, regulatory applications and approvals and commitments to proceed before additional volumes can be converted to reserves.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. These resource volumes are classified as a resource rather than a reserve because they are contingent upon further reservoir studies, delineation drilling and facility design, preparation of firm development plans, regulatory application approval and company approvals. The size of the resource estimate could be positively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir is larger than what is currently estimated based on the interpretation of seismic and well control. The size of the resource estimate could be negatively impacted, potentially in a material amount, if additional delineation wells determine that the aerial extent, reservoir quality and/or the thickness of the reservoir are less than what is currently estimated based on the interpretation of the seismic and well control.

A best estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a fifty percent confidence level.  A low estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ninety percent confidence level.  A high estimate is the estimate of the quantity of resource that will be recovered from the accumulation, which under probabilistic methodology reflects a ten percent confidence level.

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Note to US Readers

Current SEC reporting requirements permit oil and gas companies, in their filings with the SEC, to disclose probable and possible reserves, in addition to the required disclosure of proved reserves. Under current SEC requirements, net quantities of reserves are required to be disclosed, which requires disclosure on an after royalties basis and does not include reserves relating to the interests of others. Because we are permitted to prepare our reserves information in accordance with Canadian disclosure requirements, we have included contingent resources, disclosed reserves before the deduction of royalties and interests of others and determined and disclosed our reserves and the estimated future net cash therefrom using forecast prices and costs.  See "Presentation of our Reserve Information" in our most recent Annual Information Form or Form 40-F for more information.

We report our production and reserve quantities in accordance with Canadian practices and specifically in accordance with NI 51-101.  These practices are different from the practices used to report production and to estimate reserves in reports and other materials filed with the SEC by companies in the United States.

We incorporate additional information with respect to production and reserves which is either not generally included or prohibited under rules of the SEC and practices in the United States.  We follow the Canadian practice of reporting gross production and reserve volumes; however, we also follow the United States practice of separately reporting these volumes on a net basis (after the deduction of royalties and similar payments).  We also follow the Canadian practice of using forecast prices and costs when we estimate our reserves.  The SEC permits, but does not require, the disclosure of reserves based on forecast prices and costs.

We include herein estimates of proved and proved plus probable reserves, as well as contingent resources.  The SEC permits, but does not require the inclusion of estimates of probable reserves in filings made with it by United States oil and gas companies.  The SEC does not permit the inclusion of estimates of contingent resources in reports filed with it by United States companies.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.

Item. 9.	Date of Report

June 26, 2014